Exhibit 12
AMERICAN AIRLINES, INC.
Computation of Ratio of Earnings to Fixed Charges
 (in millions)

	Three Months Ended March 31,
	2008	2007

Earnings (loss):
Earnings (loss) before income taxes	$(344)	$51

Add: Total fixed charges (per below)	370	434

Less: Interest capitalized	5	9
Total earnings (loss) before income taxes	$21	$476

Fixed charges:
Interest	$163	$207

Portion of rental expense representative of the interest factor	205	224

Amortization of debt expense	2	3
Total fixed charges	$370	$434

Ratio of earnings to fixed charges	0.06	1.10

Coverage deficiency	$349	$-

Note:As of March 31, 2008 American has guaranteed approximately $1.1 billion of AMR’s unsecured debt and approximately $327 million of AMR Eagle’s secured debt. The impact of these unconditional guarantees is not included in the above computation